VIA EDGAR

August 16, 2013

Ms. Anu Dubey

Securities and Exchange Commission

Investment Company Division

100 F. Street, N.E.

Washington, DC 20549

Re:	Wasatch Funds Trust (“Registrant”)
File Nos. 033-10451, 811-04920

Dear Ms. Dubey:

This letter responds to additional comments regarding the Registrant’s Response Letter filed by EDGAR as correspondence on August 15, 2013 regarding Post-Effective Amendment No. 77 to the Registrant’s registration statement on Form N-1A (“PEA 77”) on behalf of the Wasatch Emerging Markets Small Cap Fund (“Emerging Markets Fund”), Wasatch Small Cap Growth Fund (“Small Cap Growth Fund”) and Wasatch Small Cap Value Fund (“Small Cap Value Fund”) (collectively, the “Funds”) that were provided to me by telephone on Friday, August 16, 2013 by the Securities and Exchange Commission (the “SEC”).

1.	Summary Section of Prospectuses – Emerging Markets Fund, Small Cap Growth Fund and Small Cap Value Fund – Fees and Expenses of the Fund

SEC Comment 1:      Please include in Footnote 1 to the annual fund operating expenses table that the Board of Trustees is the only party that may terminate the contractual limitation prior to the contract’s expiration date.

Response:      The Registrant will make the change as requested.

2.	Summary Section of Prospectuses – Small Cap Value Fund – Principal Strategies

SEC Comment 9:      In the stock selection risk, the disclosure states that the Fund invests primarily in equity securities (including common stock, preferred stock and securities convertible into common stock, warrants and rights, and other securities with equity characteristics). The Fund’s investments may decline in value even when the overall stock market is not in a general decline. Please describe “other securities with equity characteristics” in the principal strategies.

Response:      “Other securities with equity characteristics” include any instrument tied to a specific security or basket of securities, such as equity-linked derivatives and notes, certain options on common stock, and exchange traded funds.

3.	Summary Section of Prospectuses – Emerging Markets Fund, Small Cap Growth Fund and Small Cap Value Fund – Principal Strategies

SEC Comment 10:    Each Fund has a policy that it may invest at least 80% of a Fund’s assets in equity securities. To the extent a Fund uses derivatives as part of its 80% investment in equity securities, please confirm to the SEC whether such derivative instrument will be valued based on its notional amount.

Response:     To the extent a Fund invests in derivatives as part of a Fund’s 80% investment policy, the Registrant confirms that a Fund will not value such derivative instrument based on its notional amount.

4.	Prospectuses – Financial Highlights

SEC Comment:        As required by Item 13(b) of Form N-1A, please include Financial Highlights for each Fund and its respective class.

Response:  The Registrant confirms that will include financial highlights as included in the latest semi-annual report dated March 31, 2013 for each Fund in the respective Prospectus.

******

The Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosures in this post-effective amendment and that it may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States. The Registrant further acknowledges that staff comments or changes to disclosures in response to staff comments in this post-effective amendment do not foreclose the Securities and Exchange Commission from taking any action with respect to such filing.

I trust that the foregoing is responsive to each of your comments. Please do not hesitate to contact me at (617) 662-3969 if you have any questions concerning the foregoing.

Very truly yours,

/s/ Francine S. Hayes

Francine S. Hayes

Vice President and Managing Counsel

cc:	R. Biles